Exhibit 99.3

May 19, 2016

Dear Valued Shareholder of First National Community Bancorp, Inc.:

First National Community Bancorp, Inc. (the “Company”) is pleased to, once again, offer you voluntary enrollment in the Dividend Reinvestment and Stock Purchase Plan (Plan). The Plan is administered by American Stock Transfer & Trust Company LLC (AST). The Plan offers you direct enrollment and transaction capabilities, eliminating costly broker fees and investment transaction fees. As you will see in the below table, this is a significantly less expensive investment vehicle.

If you had previously participated in our Plan, which was suspended in May 2011, you will need to re-enroll in the Plan being offered.

The Plan becomes effective with the dividend record date June 1, 2016. The Company may offer a discount on both dividends that are reinvested as well as optional cash payment investments. The amount of discount will be determined based on the need to raise capital. Starting with the dividend payable June 15, 2016, we will offer a 2% discount from the market price. As long as you enroll in the Plan on or before June 8, 2016, your June 15, 2016 dividend payment will be reinvested. Enrollment in the Plan after June 8, 2016 will result in you receiving a check as payment for the dividend payable June 15, 2016, but future dividends will be reinvested.

Item	Competitive Fee

Dividend Reinvestment	Paid by the Company
Sales / Terminations	$15.00/transaction + $.10/Share Brokerage Fee
Purchases	Paid by the Company

Benefits of enrolling in the Plan include:

●	Whole dollar versus per share method investment options
●	Broad access to self-service Plan management (telephone and online).
●	Research Plan material
●	Sell shares
●	Access statements and related tax forms
●	View transaction history
●	Access to a safe haven in which to deposit shares for safekeeping
●	Market and original issue purchase
●	A discount from market price
●	Optional cash contributions via check or automatic account debits

Get started today. Simply go to www.amstock.com for more information, or review the enclosed Plan prospectus and enrollment form. If you have questions, please contact our Plan Administrator, AST, at 866-710-4837, James M. Bone, Jr., CPA at (570) 348-6419 or Mary Griffin Cummings, Esquire at (570) 348-3772.

We look forward to servicing your needs and trust that you’ll take full advantage of this exciting opportunity.

Sincerely,

James M. Bone, Jr., CPA

Chief Financial Officer

First National Community Bancorp, Inc.